Exhibit 99.32

PRESS RELEASE

Tuesday, May 22, 2007

Inter-Citic Closes $1.05 Million Private Placement Financing

* NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES *

OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, ONTARIO, May 22, 2007: Inter-Citic Minerals Inc. (TSX:ICI) (“Inter-Citic” or “the Company”) announced today the closing of the non-brokered portion its previously announced private placement financing for gross proceeds of $1,046,080.

The financing consisted of 747,200 Units (“Units”) of the Company at a price of $1.40 per Unit. Each Unit consists of one common share and one-half of one common share-purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $1.95 until May 17, 2008 and thereafter at a price of $2.25 per common share until November 17, 2008, at which time any unexercised warrants will expire. The financing was conducted by the Company on a non-brokered basis.

Proceeds from the private placement will be used to finance further exploration of the Company’s interests in its Dachang Gold Project in China and for general working capital purposes.

The securities (and all underlying securities) will be subject to a four-month hold period under applicable law.

The first transaction of the offering, which was conducted by the Company on a brokered basis, closed May 9, 2007 and consisted of 4,818,600 Units for gross proceeds of $6,746,040, as reported in its press release of May 9, 2007. The Company raised a total of $7,792,120 from the brokered and non-brokered financings.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities being offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Act”) or any state securities laws and may not be offered or sold within the United States or to “U.S. Persons”, as such term is defined in the Act, unless registered under the Act and applicable state securities laws or an exemption from such registration is available.

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ON BEHALF OF THE BOARD OF

INTER-CITIC MINERALS INC.

“James J. Moore”

James J. Moore, President and CEO

ABOUT INTER-CITIC

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the Toronto Stock Exchange under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

VP Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072

www.inter-citic.com

invest@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s regulatory filings available on the SEDAR website at www.sedar.com.

The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s interim and annual Management’s Discussion and Analysis with Canadian securities regulators. Actual results could differ from those currently projected. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

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